As Filed with the Securities and Exchange Commission on November 23, 2005

Registration No.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MTI TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation o organization)	95-3601802 (I.R.S. Employer Identification No.)
17595 Cartwright Road, Irvine, California 92614
(949) 251-1101
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Thomas P. Raimondi, Jr.
President and Chief Executive Officer
MTI Technology Corporation
17595 Cartwright Road
Irvine, California 92614
(949) 251-1101
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Tamara Powell Tate, Esq.
Morrison & Foerster LLP
19900 MacArthur Boulevard, Twelfth Floor
Irvine, California 92612
     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

	Amount to be	Proposed maximum	Proposed maximum	Amount of
Title of shares to be registered	registered(1)	offering price per share	aggregate offering price	registration fee
Common Stock ($0.001 par value)	21,752,817 shares	$ 1.35(2)	$ 29,366,302(2)	$ 3,456.41(3)

(1)	This Registration Statement also covers an indeterminate number of shares that may be issued in connection with an adjustment in the amount of shares of common stock as a result of any stock split, stock dividend or similar transaction, as provided by Rule 416 under the Securities Act of 1933.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based upon the average of the high and low prices of our common stock as reported on The Nasdaq Capital Market on November 18, 2005.

(3)	The amount of the registration fee is calculated pursuant to Rule 457(o) under the Securities Act of 1933.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement containing this prospectus, which was filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2005
PROSPECTUS
MTI TECHNOLOGY CORPORATION
21,752,817 Shares of Common Stock
($0.001 par value)
     This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 21,752,817 shares of our common stock, consisting of 15,820,230 shares of our common stock issuable upon the conversion of our Series B Convertible Preferred Stock and 5,932,587 shares of common stock that are issuable upon the exercise of the warrants sold to the selling stockholders in a private placement on November 2, 2005. The shares are being registered pursuant to certain registration rights granted to the selling stockholders in connection with the private placement.
     The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders named in this prospectus will receive all of the net proceeds from the sale of the securities offered hereby and will pay all underwriting discounts and selling commissions, if any, in connection with the sale. We are responsible for paying the other expenses incident to the registration of the securities offered hereby. We will not receive any of the proceeds from the sale of the shares.
     Our common stock is traded on The Nasdaq Capital Market under the symbol “MTIC.” On November 18, 2005, the last reported sale price of our common stock was $1.37 per share.
     See “Risk Factors” beginning on page 5 to read about the risks you should consider carefully before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is           , 2005.

ABOUT THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the documents incorporated by reference in this prospectus are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
     We are not making any representation to any purchaser of the securities registered hereby regarding the legality of an investment in the securities by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor for legal, business and tax advice regarding an investment in the securities offered hereby.
     When used in this prospectus, the terms “MTI,” “we,” “our” and “us” refer to MTI Technology Corporation, a Delaware corporation, and its consolidated subsidiaries, unless otherwise specified. MTI ® is a registered trademark of MTI Technology Corporation. Other brands, names and trademarks referred to in this prospectus are the property of their respective owners.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents that we incorporate by reference contain statements relating to MTI Technology Corporation that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. All statements included in this prospectus and the documents that we incorporate by reference, other than those that are historical, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “seek,” “estimate,” “should,” “may,” “assume” and “continue,” as well as variations of such words and similar expressions, also identify forward-looking statements. Forward-looking statements in this prospectus include, without limitation: our ability to improve revenue and maximize our relationship with EMC; expansion of our service organization; personnel; statements regarding forecasting; controlling expenses; our expectations about the amount and accounting treatment of the beneficial conversion discount of our Series B financing; and managing assets.
     Forward-looking statements, including those regarding our expectations, beliefs, anticipations, objectives, intentions, plans and strategies regarding the future, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statement. These risks and uncertainties include, but are not limited to:
•	disruption in our relationship with EMC;

•	market demand for new and existing products;

•	our ability to compete in the market;

•	our ability to reduce our cash consumption;

•	successful development and introduction of new products and services;

•	pricing pressures and other competitive factors;

•	order and shipment uncertainty;

•	product defects;

•	intellectual property infringement claims by others and our ability to protect our intellectual property;

•	our ability to maintain operating expenses within anticipated levels; and

•	our ability to attract and retain qualified personnel.
     The forward-looking statements in this prospectus are subject to additional risks and uncertainties, including those set forth herein under the heading “Risk Factors” and those detailed from time to time in our filings with the SEC. All forward-looking statements contained in this prospectus are made only as of the date on the cover hereof and, except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT MTI TECHNOLOGY CORPORATION
     This summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated into it by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” the documents incorporated by reference and the financial statements and related noted contained therein.
     We are an information storage infrastructure solutions provider that offers a wide range of storage systems, software, services and solutions that are designed to help organizations get more value from their information and maximize their information technology (IT) assets. With a strategy known as Information Lifecycle Management (ILM), we help organizations organize, protect, move and manage information on the lowest-cost storage system appropriate for the level of protection and the speed of access needed at each point in information’s life. ILM strives to simultaneously lower the cost of and reduce the risk of managing information, no matter what format it is in - documents, images or e-mail — as well as the data that resides in databases. ILM is designed to provide cost-effective business continuity and more efficient compliance with government and industry regulations. Through our broad array of offerings, we seek to help customers lower total operating costs, optimize service and performance and build a more responsive IT infrastructure.
     In March 2003, we became a reseller and service provider of EMC Automated Networked Storage™ systems and software, pursuant to a reseller agreement with EMC Corporation, a world leader in information storage systems, software, networks and services. Although we focus primarily on EMC products, we also support and service customers that continue to use our MTI-branded RAID controller technology and partnered independent storage technology. The terms of the EMC reseller agreement do not allow us to sell data storage hardware that competes with EMC products. As an EMC reseller, we combine our core services capabilities, including storage networking assessment, installation, resource management and enhanced data protection, with the complete line of EMC Automated Networked Storage systems and software, focusing on the CLARiiON® family of systems. We design and implement solutions that incorporate a broad array of third party products to meet customer requirements in the areas of storage area networks, network attached storage, high-availability systems for enhanced business continuance, data protection systems incorporating enhanced backup and recovery, ILM, archiving and tape automation. We also enhance the value of our storage solutions through our 24 hour, seven days per week support and service infrastructure, which includes an international network of on-site field engineers, a storage solution laboratory, and global technical support centers. The EMC reseller agreement will expire in March 2009. Thereafter, and subject to mutual agreement, the EMC reseller agreement is automatically renewed for successive one-year renewal periods until terminated by either party with a 90-day notice. The sale of EMC products accounted for 81% and 56% of product revenue in fiscal year 2005 and 2004, respectively.
     We strive to differentiate ourselves from other resellers of EMC products. As the only EMC reseller that sells EMC disk-based storage products exclusively, we believe that we receive favorable pricing, rebates and access to training. As a service-enabled EMC reseller, unlike many resellers that only sell hardware and software, we generally do not rely on other service providers to fulfill the maintenance and professional services requirements for our customers. Not only do we sell hardware and software, we are able to provide a full offering of professional services and maintenance to our customers.
     We have a history of recurring losses and net cash used in operations. In fiscal years 2005 and 2004 we incurred net losses of $15.8 million and $3.9 million, respectively. Our cash used in operations was $4.4 million and $10.9 million in fiscal years 2005 and 2004, respectively. We had $2.3 million in working capital as of April 2, 2005 and a working capital deficit of $3.6 million as of October 1, 2005. Our future is dependent upon many factors, including but not limited to, improving revenues and margins, continuing our relationship with EMC, expanding our service offerings, receiving market acceptance of new products and services, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues and expenses, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.
     In November 2005 we completed a $20.0 million private placement issuance of preferred stock and related warrants. We refer to this private placement and its related transactions as the “Series B financing.” In the Series B financing we issued to the selling stockholders 1,582,023 shares of our Series B Convertible Preferred Stock which are initially convertible into an aggregate of 15,582,023 shares of common stock. In the Series B financing we also issued the selling stockholders warrants, which are immediately exercisable, to purchase an aggregate of 5,932,587 shares of our common stock. The shares of common stock issuable upon conversion of the shares of preferred stock and exercise of the warrants issued in the Series B financing are the shares being offered pursuant to this prospectus. The Series B financing contains a beneficial conversion discount because the Series B Convertible Preferred Stock was priced based on 90% of the average closing price of our common stock during the 15 trading days prior to its issuance. The beneficial conversion discount will be amortized as a non-cash charge to retained earnings, and included in the computation of earnings per share, over the five year period using the effective interest method from the issuance date of the Series B Convertible Preferred Stock until the first available redemption date. We are currently evaluating the value attributable to the beneficial conversion discount, but we expect the discount to be greater than the approximately $8.8 million discount associated with our $15.0 million private placement of Series A Convertible Preferred Stock and related warrants in June 2004.

     We were incorporated in California in March 1981 and reincorporated in Delaware in October 1992. Our principal executive offices are located at 17595 Cartwright Road, Irvine, California 92614. Our telephone number at that location is (949) 251-1101. Our web site can be found at www.mti.com. The information contained on, or linked to, our web site does not constitute a part of this prospectus.

RISK FACTORS
     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.
We are dependent upon EMC as the main supplier for our storage solutions, and disruptions in supply or significant increases in costs could harm our business materially.
     In March 2003, we entered into a Reseller Agreement with EMC where we became a reseller of EMC storage products. The agreement gives us a right to sell and license EMC hardware and software products but also restricts our ability to resell data storage hardware platforms that compete with EMC products. As a result of the agreement, we depend on EMC to manufacture and supply us with their storage products. We may fail to obtain required storage products in a timely manner or to obtain it in the quantities we desire in the future. If EMC were to decide to modify its channel strategy, it may cease supplying us with their storage products. If EMC were to unexpectedly cancel the reseller agreement, we may be unable to find other vendors as a replacement in a timely manner or of acceptable quality. Any interruption or delay in the supply of EMC storage products, or the inability to obtain these products at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. This lost storage product revenue could harm our business, financial condition and operating results rendering us unable to continue operating at our current level of operations.
     In the first quarter of fiscal 2005 we became an EMC Premier Velocity Partner, which has allowed us to earn certain performance based rebates. In fiscal 2005 we recorded performance based rebates of $1.7 million. We earned only $0.3 million in performance rebates in the first six months of fiscal 2006 as our purchases of certain EMC products were lower than the rebate goals. There is no guarantee that we will earn these rebates in the future or that EMC will continue to offer such rebate program. Our failure to earn these performance rebates could have an adverse impact on our results of operations.
Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions.
     Our stock ownership is concentrated in a few stockholders who are able to influence corporate decisions. As a result of this, these few stockholders are able to influence our actions that require stockholder approval, in particular with regard to significant corporate transactions. Among other things, this may delay or prevent a change in control of our company that may be favored by other stockholders, and may in general make it difficult for us to effect certain actions without the support of the larger stockholders.
     Mr. William Mustard serves on our Board of Directors and is President and CEO of Canopy. As of the date of this prospectus, Canopy currently beneficially owns approximately 21.8% of our common stock (calculated assuming conversion of all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the warrants held by the holders of our preferred stock, but excluding outstanding options).
     In addition, the holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, as a result of their acquisition of securities issued in our June 2004 and November 2005 private placements, currently beneficially own approximately 46.4% of our outstanding common stock, assuming conversion and exercise of all shares of preferred stock and warrants which they presently hold. Other than with respect to the election of directors, the holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A is entitled to 8.5369 votes and each share of Series B is entitled to 8.7792 votes. The approval of the holders of a majority of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, each voting as a separate class, will be required to approve certain corporate actions, including:
•	any amendment of our charter or bylaws that adversely affects the holders of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction involving us or any of our subsidiaries;

•	any sale of assets of our company or a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more than $5.0 million; and

•	any incurrence of additional debt for borrowed money in excess of $1.0 million.
     The holders of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, exclusively and as single classes, are each entitled to elect one member of our Board of Directors. The holders of our Series A Convertible Preferred Stock have currently elected Mr. Pehl. The holders of our Series B Convertible Preferred Stock have not presently chosen to elect a member of the Board of Directors.
     In connection with the Series A financing in June 2004, the Series A investors, us and The Canopy Group, Inc. entered into a Voting Agreement pursuant to which, when any matter involving a significant corporation transaction (such as a merger, consolidation, liquidation, significant issuance of voting securities by us, sale of significant company assets, or acquisition of significant assets or equity interest of another entity) is submitted to a vote of our stockholders, Canopy has agreed that either (a) our common stock that Canopy holds will be voted in proportion to the Series A investors’ votes on the matter, or (b) if Canopy wishes that any of its common stock be voted differently than in proportion to the Series A investors’ votes, Canopy will, if so required by a Series A investor, purchase from the Series A investor(s) with which the Canopy votes are not aligned all or any portion (as required by the Series A investor) of such investor’s Series A Convertible Preferred Stock. The per share price in any such purchase is to equal two times the sum of (x) the stated value of a share of Series A Convertible Preferred Stock plus (y) any accrued but unpaid dividends thereon. At any stockholder meeting at which members of the Board of Directors are to be elected and the Series A investors do not then have either a Series A Director on the Board of Directors or the power at such election to elect a Series A Director to the Board, Canopy has agreed to vote in favor of one nominee of certain of the Series A investors and the Series A investors have agreed to vote in favor of a Canopy nominee.
A significant portion of our revenue occurs in the last month of a given quarter. Consequently, our results of operations for any particular quarter are difficult to predict.
     We have experienced, historically, a significant portion of our orders, sales and shipments in the last month or weeks of each quarter. In fiscal year 2005, 31%, 63%, 65% and 63%, respectively, of our total revenue was recorded in the last month of each successive quarter. In the first and second quarters of fiscal year 2006, 59% and 65% of our total revenue was recorded in the last month of the quarter, respectively. We expect this pattern to continue, and possibly to increase, in the future. This uneven pattern makes our ability to forecast revenues, earnings and working capital requirements for each quarter difficult and uncertain. If we do not receive orders that we have anticipated or complete shipments within a given quarter, our results of operations could be harmed materially for that quarter. Additionally, due to receiving a significant portion of our orders in the last month of the quarter, we may experience a situation in which we have exceeded our credit limits with our vendors thereby making our ability to ship to our customers very difficult. If we experience such situations and are unable to extend our credit limits with our vendors, this could materially harm our results of operations.
We are subject to financial and operating risks associated with international sales and services.
     International sales and services represented approximately 42% and 39% of our total sales and service revenue for fiscal year 2005 and the first six months of fiscal year 2006, respectively. Prior to fiscal year 2005, international sales and service also represented a significant portion of total revenue. As a result, our results of operations are subject to the financial and operating risks of conducting business internationally, including:
•	fluctuating exchange rates, tariffs and other barriers;

•	difficulties in staffing and managing foreign subsidiary operations;

•	changes in a country’s economic or political conditions;

•	greater difficulties in accounts receivable collection and longer payment cycles;

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	import or export restrictions;

•	potentially adverse tax consequences;

•	potential hostilities and changes in diplomatic and trade relationships; and

•	differing customer and/or technology standards requirements.

     All of our sales and services in international markets are priced in the applicable local currencies and are subject to currency exchange rate fluctuations. From time to time, we enter into foreign currency exchange contracts on a limited basis in an attempt to minimize foreign currency exposure. Such contracts can be costly or limited in their effectiveness. If we are faced with significant changes in the regulatory and business climate in our international markets, our business and results of operations could suffer.
The storage market is characterized by rapid technological change, and our success will depend on EMC’s ability to develop new products.
     The market for data storage products is characterized by rapid technology changes. The market is sensitive to changes in customer demands and very competitive with respect to timely innovation. New product introductions representing new or improved technology or industry standards may cause our existing products to become obsolete. When we became a reseller of EMC disk-based storage products, we agreed not to sell data storage hardware platforms that compete with EMC products. EMC’s ability to introduce new or enhanced products into the market on a timely basis at competitive price levels will affect our future results.
The markets for the products and services that we sell are intensely competitive, which may lead to reduced sales of our products, reduced profits and reduced market share for our business.
     The market for our products and services is intensely competitive. If we fail to maintain or enhance our competitive position, we could experience pricing pressures and reduced sales, margins, profits and market share, each of which could materially harm our business. Furthermore, new products and technologies developed by third parties may depress the sales of existing products and technologies. Our customers’ requirements and the technology available to satisfy those requirements are continually changing. We must be able to respond to these changes in order to remain competitive. Since we emphasize integrating third party products, our ability to respond to new technologies will be substantially dependent upon our contractual relationships with the third parties whose products we sell, particularly EMC. In addition, we must be able to quickly and effectively train our employees with respect to any new products or technologies developed by our third party suppliers and resold by us. Since we are not exclusive resellers, the third party products we sell are available from a large number of sources. Therefore, we must distinguish ourselves by the quality of our service and support. The principal elements of competition in our markets include:
•	quality of professional services consulting and support;

•	responsiveness to customer and market needs;

•	product price, quality, reliability and performance; and

•	ability to sell, service and deploy new technology.
     We have a number of competitors in various markets, including: Hewlett-Packard, Sun Microsystems, IBM, Hitachi and Network Appliance, each of which has substantially greater name recognition, marketing capabilities, and financial, technological, and personnel resources than MTI.
     Certain of our sales transactions are generated through sales leads received from EMC. Although EMC’s primary sales focus is currently on large-enterprise customers, should EMC change its strategy and begin to sell directly to the small-to-mid-enterprise customers, or work more closely with other resellers, it could have an adverse impact on our results of operations.
We have a history of operating losses, and our future operating results may depend on the success of our cost reduction initiatives and on other factors.
     We have a history of recurring losses and net cash used in operations. In fiscal years 2005 and 2004 we incurred net losses of $15.8 million and $3.9 million, respectively. Our cash used in operations was $4.4 million and $10.9 million in fiscal years 2005 and 2004, respectively. We had $2.3 million in working capital as of April 2, 2005 and a working capital deficit of $3.6 million as of October 1, 2005.
     In fiscal year 2003, we implemented restructuring activities in an effort to reduce costs. In fiscal year 2005, we implemented additional restructuring activities related to the closure of our Dublin, Ireland facility. These measures included reductions in our workforce and the partial or complete closure of certain under-utilized facilities, including offices. We cannot predict with any certainty the long-term impact of our workforce reductions. Reductions in our workforce could negatively impact our financial condition and results of operations by, among other things, making it difficult to motivate and retain the remaining employees, which in turn may affect our ability to deliver our products in a timely fashion. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames, or at all, or that the workforce reductions will not impair our ability to achieve our current or future business objectives.
     Our future is dependent upon many other factors in addition to our cost reduction initiatives, including but not limited to, improving revenues and margins, continuing our relationship with EMC, expanding our service offerings, receiving market acceptance of new products and services, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues and expenses, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.
We may need additional financing to continue to carry on our existing operations and such additional financing may not be available.
     We require substantial working capital to fund our operations. We have historically used cash generated from our operations, equity capital and bank financings to fund capital expenditures, as well as to invest in and operate our existing operations. In December 2004, we granted EMC a security interest in certain of our assets to secure our obligations to EMC, including the obligations under our existing supply agreements with EMC. The assets pledged as collateral consist primarily of our accounts receivable generated from our sale of EMC products and services, related inventory and the proceeds of such accounts receivable and inventory. We had previously granted a security interest in all of our personal property assets to The Canopy Group, Inc., as security for our obligations to Canopy in connection with Canopy’s guaranty of our indebtedness to Comerica Bank. To enable us to pledge the collateral described above to EMC, Canopy delivered to us a waiver and consent releasing Canopy’s security interest in the collateral to be pledged to EMC and consenting to our security agreement with EMC. Canopy retained its existing lien on our personal property assets that were not pledged to EMC. As a result of these transactions, the majority of our personal property assets are unavailable as collateral for new borrowings without the consent of EMC or Canopy.
     Additionally, there is often a time gap between when we are required to pay for a product received from EMC (which is due net 45 days from shipment) and the time when we receive payment for the product from our customer (which often occurs after payment is due to EMC). Due to our sales growth since fiscal year 2004, a significant and increasingly larger portion of our working capital resources must be used to cover amounts owed to EMC during the gap periods. If we are not able to maintain sufficient working capital resources to fund payments due to EMC during these gap periods, we could default on or be late in our payments to EMC, which could harm our relationship with EMC, cause EMC to stop or delay shipments to our customers or otherwise reduce the level of business it does with us, harm our ability to serve our customers and otherwise adversely affect our financial performance and operations.
     We believe that our working capital, proceeds received from the sale of Series B Convertible Preferred Stock and availability on the Comerica line of credit will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. Projections for our capital requirements are subject to numerous uncertainties, including the cost savings expected to be realized from the restructuring, the amount of service and product revenue generated in fiscal 2006 and general economic conditions. If we do not realize substantial cost savings from our restructuring, improve revenues and margins, and achieve profitability, we expect to require additional funds in order to carry on our operations, and may seek to raise such funds through bank borrowings or public or private offerings of equity or debt securities or from other sources. Any such activity requires the approval of EMC, Canopy and the Series A and Series B investors. No assurance can be given that EMC, Canopy or our Series A and Series B investors will consent to such new financing, that additional financing will be available or that, if available, will be on terms favorable to us. If additional financing is required but not available to us, we would have to implement additional measures to conserve cash and reduce costs, which may include, among other things, making additional cost reductions. However, there is no assurance that such measures would be successful. Our failure to raise required additional funds would adversely affect our ability to:
•	grow the business;

•	maintain or enhance our product offerings;

•	respond to competitive pressures; and

•	continue operations.
     Additional funds raised through the issuance of equity securities or securities convertible into our common stock may include restrictive covenants and have the following negative effects on the then current holders of our common stock:
•	dilution in percentage of ownership in MTI;

•	economic dilution if the pricing terms offered to investors are more favorable to them than the current market price; and

•	subordination of the rights, preferences or privileges of common stockholders to the rights, preferences or privileges of new security holders.
We are party to long term, non-cancelable facility leases for facilities which we do not use and may not be able to sublease on terms that will offset our lease obligations, which may result in a continuing unfavorable impact on our cash position.
     We are party to long term, non-cancelable facility leases with respect to facilities we no longer utilize and which are located in geographic regions that have undergone a significant decrease in real property values. For example, we no longer utilize our facilities in Sunnyvale, California, Westmont, Illinois, Raleigh, North Carolina and various facilities in Europe. As a result, we are obligated to continue making lease payments related to our unutilized facilities. In the aggregate, in fiscal year 2006, 2007 and 2008, we are obligated to pay gross lease payments of approximately $1.3 million, $0.7 million and $0.6 million, respectively, for facility space which we no longer utilize, and we cannot assure you that we will be able to continue to sublease the unutilized facilities on terms that will significantly offset these obligations.
Our quarterly results may fluctuate from period-to-period. Therefore, historical results may not be indicative of future results or be helpful in evaluating the results of our business.
     We have experienced quarterly fluctuations in operating results and we anticipate that these fluctuations may continue into the future. These fluctuations have resulted from, and may continue to be caused by, a number of factors, including:
•	the size, timing and terms of customer orders;

•	the introduction of new products by our competitors and competitive pricing pressures;

•	the timing of the introduction of new products and new versions of best-of-breed products;

•	shifts in our product or services mix;

•	changes in our operating expenditures;

•	decreases in our gross profit as a percentage of revenues for mature products; and

•	changes in foreign currency exchange rates.
     Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indications of our future performance. We cannot assure you that we will be profitable on a quarter-to-quarter basis or that our future revenues and operating results will meet or exceed the expectations of securities analysts and investors. Failure to be profitable on a quarterly basis or to meet such expectations could cause a significant decrease in the trading price of our common stock. The following table quantifies the fluctuations in our period-to-period results for fiscal year 2006 and 2005. Net loss includes non-cash charges related to convertible preferred stock (amounts in thousands):

	TOTAL	GROSS	OPERATING	NET
	REVENUE	PROFIT	LOSS	LOSS
2006:
Second quarter	$31,635	$6,401	$(3,463)	$(4,148)
First quarter	39,331	8,078	(2,090)	(3,623)

Total	$70,966	$14,479	$(5,553)	$(7,771)

	TOTAL	GROSS	OPERATING	NET
	REVENUE	PROFIT	LOSS	LOSS
2005:
Fourth quarter	$35,561	$4,487	$(8,223)	$(9,516)
Third quarter	39,516	7,772	(3,255)	(3,205)
Second quarter	31,500	7,213	(2,408)	(2,981)
First quarter	26,036	6,047	(1,697)	(1,918)

Total	$132,613	$25,519	$(15,583)	$(17,620)

Our solutions are complex and may contain undetected software or hardware errors that could be difficult, costly, and time-consuming to repair.
     Although we have not experienced significant undetected software or hardware errors to date, given the complex nature of our solutions, we believe the risk of undetected software or hardware errors may occur in networking products primarily when they are first introduced or as new versions of products are released. These errors, if significant, could:
•	adversely affect our sales;

•	cause us to incur significant warranty and repair costs;

•	cause significant customer relations problems;

•	harm our competitive position;

•	hurt our reputation; and

•	cause purchase delays.
     Any of these effects could materially harm our business or results of operations.
All domestic employment at MTI, including employment of our domestic key personnel, is “at will.”
     Both MTI and its U.S. employees have the right to terminate their employment at any time, with or without advance notice, and with or without cause. We believe that our success is dependent, to a significant extent, upon the efforts and abilities of our salespeople, technical staff and senior management team, particularly our executive officers, who have been instrumental in setting our strategic plans. The loss of the services of our key personnel, especially to our competitors, could materially harm our business. The failure to retain key personnel, or to implement a succession plan to prepare qualified individuals to join us upon the loss of a member of our key personnel, could materially harm our business.
We may have difficulty managing any future growth effectively.
     During fiscal year 2003 as part of our restructuring plan, we completely ceased manufacturing our legacy products, resulting in workforce reductions of manufacturing, R&D and sales positions and the partial and complete closures of under-utilized facilities. At the same time, we made a strategic shift from manufacturing our products to reselling EMC products when we entered into the Reseller Agreement with EMC on March 31, 2003.
     Historically, we have not experienced difficulty managing growth. However, as a result of the restructuring plan and our transition to becoming a reseller, our facilities, personnel, operating and financial systems may not be sufficient to effectively manage our expected future growth and, as a result, we may lose our ability to respond to new opportunities promptly. Additionally, our expected revenue growth may not materialize and increases in our operating expenses in response to the expected revenue growth may harm our operating results and financial condition.
     Our growth is currently focused on increasing EMC product sales and providing a broad range of professional services. To accomplish these goals, we are dependent upon many factors, including but not limited to, recruiting, hiring, training and retaining significant numbers of qualified sales and professional services personnel in various geographic regions.

We may face inherent costly damages or litigation costs if third parties claim that we infringe upon their intellectual property rights.
     Although we have not experienced material costs with respect to proprietary rights infringement cases, there is risk that our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. Though the majority of our future product sales are expected to be third party products, and the applicable third party manufacturers will defend their own intellectual property rights, in the event such claims are made against our suppliers, we may be faced with a situation in which we cannot sell the products and thus our results of operations could be significantly and adversely affected. In addition, we may receive communications from other parties asserting that our employees’ or our own intellectual property infringes on their proprietary rights. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.
If we and our partners are unable to comply with evolving industry standards and government regulations, we may be unable either to sell our solutions or to be competitive in the marketplace.
     Our solutions must comply with current industry standards and government regulations in the United States and internationally. Any new products and product enhancements that we sell in the future also must meet industry standards and government regulations at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals could materially harm our business. In addition, such compliance may be time-consuming and costly. Our solutions integrate SAN, NAS, DAS and CAS technologies into a single storage architecture. Components of these architectures must comply with evolving industry standards, and we depend upon our suppliers to provide us with products that meet these standards. If our suppliers or customers do not support the same industry standards that we do, or if competing standards emerge that we do not support, market acceptance of our products could suffer.
Our stock price may be volatile, which could lead to losses by investors and to securities litigation.
     The value of an investment in our company could decline due to the impact of any of the following factors upon the market price of our common stock:
•	failure of our results from operations to meet the expectations of public market analysts and investors;

•	the timing and announcement of new or enhanced products or services by us, our partners or by our competitors;

•	speculation in the press or investment community about our business or our competitive position;

•	the volume of trading in our common stock; and

•	market conditions and the trading price of shares of technology companies generally.
     In addition, stock markets, particularly The Nasdaq Capital Market, where our shares are listed, have experienced extreme price and volume fluctuations, and the market prices of securities of companies such as ours have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.
Our stockholders may be diluted by the conversion of outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and the exercise of warrants to purchase common stock issued in our June 2004 and November 2005 private placements.
     There are currently 566,797 shares of our Series A Convertible Preferred Stock outstanding, which are convertible at any time at the direction of their holders. Each share of Series A Convertible Preferred Stock is convertible into a number of shares of common stock equaling its stated value plus accumulated and unpaid dividends, divided by its conversion price then in effect. Each share of Series A Convertible Preferred Stock is presently convertible into approximately 12.8 shares of common stock, but is subject to adjustment upon certain dilutive issuances of securities. The outstanding shares of Series A Convertible Preferred Stock are currently convertible into an aggregate of approximately 7.3 million shares of common stock. Dividends accrue on the Series A Convertible Preferred Stock at an annual rate of 8%, and the holders of Series A Convertible Preferred Stock may convert the accrued dividends into shares of common stock to the extent we have not previously paid such dividends in cash. Accrued and unpaid dividends totaled $1,553,000 as of October 1, 2005. The holders of Series A Convertible Preferred Stock are also entitled to anti-dilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price then in effect. In addition, the holders of the Series A Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities.
     There are also currently 1,582,023 shares of our Series B Convertible Preferred Stock outstanding, which are convertible at any time at the direction of their holders. Each share of Series B Convertible Preferred Stock is convertible into a number of shares of common stock equaling its stated value plus accumulated and unpaid dividends, divided by its conversion price then in effect. Each share of Series B Convertible Preferred Stock is presently convertible into 10 shares of common stock, but is subject to adjustment upon certain dilutive issuances of securities by the Company. The outstanding shares of Series B Convertible Preferred Stock are currently convertible into an aggregate of approximately 15.8 million shares of common stock. Dividends accrue on the Series B Convertible Preferred Stock at an annual rate of 8%, and the holders of Series B Convertible Preferred Stock may convert the accrued dividends into shares of common stock to the extent we have not previously paid such dividends in cash. The holders of Series B Convertible Preferred Stock are also entitled to anti-dilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price then in effect. In addition, the holders of Series B Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of our equity securities.
     There are currently warrants outstanding to purchase up to 1,624,308 shares of our common stock, which are held by the holders of our Series A Convertible Preferred Stock. The exercise price for such warrants is $3.10 per share. The warrants are currently exercisable and expire in December 2014. There are currently warrants outstanding to purchase up to 5,932,587 shares of our common stock, which are held by the holders of our Series B Convertible Preferred Stock. The exercise price for such warrants is $1.26 per share. The warrants are currently exercisable and expire in November 2015.
     Furthermore, if we have an indemnity obligation under the Securities Purchase Agreement we entered into in connection with the Series B financing, then we may, if we and the Series B investors agree, settle up to $2.0 million of that indemnity obligation by issuing up to an additional $2.0 million (158,203 shares) of Series B Convertible Preferred Stock and warrants to purchase 37.5% of the number of shares of common stock into which such additional shares of Series B Convertible Preferred Stock are convertible when issued. If any such indemnity obligation is not satisfied by issuing shares of Series B Convertible Preferred Stock and warrants, then it will be satisfied through a cash payment.
     If the holders of our Series A Convertible Preferred Stock or Series B Convertible Preferred Stock convert their shares or exercise the warrants they now hold, or that they may in the future be issued as a result of any indemnity obligations that we may have in connection with the Series B financing, we would be required to issue additional shares of common stock, resulting in dilution of existing common stockholders and potentially a decline in the market price of our common stock.
Our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock have preferential liquidation rights that will reduce the amount of assets that may be distributed to the holders of our common stock in the event of a liquidation of MTI.
     Upon effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries, the holders of our Series B Convertible Preferred Stock and Series A Convertible Preferred Stock, in that order of priority, will be entitled to be paid a liquidation preference out of our assets that are legally available for distribution to our stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. In addition, any dividends on either class of currently outstanding preferred stock that remain unpaid through the date of a Liquidation Event, and any additional shares of preferred stock of any class that contain preferential liquidation rights that are issued prior to a Liquidation Event, would adversely impact amounts, if any, available for distribution to holders of our common stock upon a Liquidation Event. There can be no assurance if, when or at what price a Liquidation Event could occur.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors regarding our assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.
We may fail to comply with Nasdaq Marketplace Rules.
     Our securities have traded on the Nasdaq Capital Market since August 16, 2002. We believe we are currently in compliance with Nasdaq Capital Market continued listing requirements. However, we failed to comply with Nasdaq Marketplace Rules, particularly with the minimum bid price requirement, in fiscal year 2002, and may in the future fail to comply with the minimum bid price requirement, or other continued listing requirements. If that happens and we do not regain compliance by the end of the applicable grace period, our stock would be delisted and we would likely seek to list our common stock on the over-the-counter market, which is viewed by many investors as a less liquid marketplace. As a result, the price per share of our common stock would likely decrease materially and the trading market for our common stock, our ability to issue additional securities and our ability to secure additional financing would likely be materially and adversely affected.
We have adopted anti-takeover defenses that could affect the price of our common stock.
     Our restated certificate of incorporation and amended and restated bylaws contain various provisions, including notice provisions and provisions authorizing us to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. Also, the rights of holders of our common stock may be affected adversely by the rights of holders of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and any other preferred stock that we may issue in the future that would be senior to the rights of the holders of our common stock. Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS
     The net proceeds from the sale of the selling stockholders’ common stock will be received by the selling stockholders. We will not receive any proceeds from such sales. However, we may receive proceeds from the exercise of the warrants if they are exercised. Any funds received from the exercise of the warrants will be used for general corporate purposes.
SELLING STOCKHOLDERS
     In a private placement financing on November 2, 2005, the selling stockholders purchased Series B Convertible Preferred Stock and warrants from us. In that financing, we entered into an Amended and Restated Investor Rights Agreement with the selling stockholders. We sometimes refer to the selling stockholders as the “Series B Purchasers.” The agreement amended and restated our prior Investor Rights Agreement, dated as of June 17, 2004, by and among us and the Series B Purchasers that we previously entered into in connection with the June 2004 private placement sale of our Series A Convertible Preferred Stock and related warrants. As part of the agreement, we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of our common stock issuable upon the conversion of the Series B Convertible Preferred Stock and exercise of the warrants issued to the selling stockholders in the November 2005 private placement. We also agreed that we would keep the registration statement effective either until the shares registered are sold or until the shares may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.
     We are registering a total of 21,752,817 shares of common stock, consisting of the 15,820,230 shares presently issuable upon the conversion of the Series B Convertible Preferred Stock and the 5,932,587 shares issuable upon the exercise of the warrants sold to the selling stockholders in the November 2005 private placement. The term “selling stockholder” includes donees, pledges, transferees and other successors-in-interest who receive the shares of common stock covered by this prospectus from the selling stockholders listed below subsequent to the date hereof. We are unaware of when or in what amounts any of the selling stockholders may offer for sale shares of common stock covered by this prospectus, and the selling stockholders may in fact choose not to sell any of such shares. The securities issued to the selling stockholders in the Series A financing and the shares of common stock issuable upon conversion or exercise of those securities are not being offered pursuant to this prospectus.
     The following table sets forth: (1) the name of each of the stockholders for whom we are registering the shares under this Registration Statement; (2) the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on an assumed aggregate of 66,216,725 shares of common stock outstanding as of November 18, 2005. This number includes: (i) 35,575,678 shares of common stock actually outstanding as of November 18, 2005; (ii) the assumed conversion of all outstanding shares of Series A Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 7,263,922 shares of common stock; (iii) the assumed exercise of all warrants to purchase common stock issued in our June 2004 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 1,624,308 shares of common stock; (iv) the assumed conversion of all outstanding shares of Series B Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 15,820,230 shares of common stock; and (v) the assumed exercise of all warrants to purchase common stock issued in our November 2005 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 5,932,587 shares of common stock.
     We have determined beneficial ownership indicated in the following table in accordance with the rules of the SEC. Under those rules, if a person holds convertible securities, options or warrants to purchase shares of our common stock that are convertible or exercisable within 60 days of November 18, 2005, those shares are included in the person’s reported holdings and in the calculation of the percentage of common stock owned by that person. All warrants to purchase common stock that we issued in connection with our June 2004 and November 2005 private placements are currently exercisable. The figures in the following table do not include 16,667 shares of common stock issuable upon exercise of stock options held by Michael Pehl that are exercisable within 60 days of November 18, 2005. Mr. Pehl is one of our directors and may be deemed an affiliate of each of the selling stockholders except EMC Corporation.

						Percentage of
	Common Stock					Outstanding Common
	Beneficially Owned		Common Stock Being		Common Stock Owned	Stock Owned Upon
	Prior to the		Offered Pursuant to		Upon Completion of	Completion of
Selling Stockholder	Offering		this Prospectus		Offering (1)	Offering (1)
Digital Media & Communications III Limited Partnership (2) (3)	4,779,490	(4)	3,415,088	(5)	1,364,402	2.1%
Digital Media & Communications III-A Limited Partnership (2) (3)	2,288,527	(6)	1,635,219	(7)	653,308	1.0%
Digital Media & Communications III-B Limited Partnership (2) (3)	846,941	(8)	605,165	(9)	241,776	*
Digital Media & Communications III-C Limited Partnership (2) (3)	11,869,390	(10)	8,481,041	(11)	3,388,349	5.1%
Digital Media & Communications III-D C.V. (2) (3)	1,569,302	(12)	1,121,313	(13)	447,989	*
Digital Media & Communications III-E C.V. (2) (3)	1,046,188	(14)	747,533	(15)	298,655	*
Advent Partners DMC III Limited Partnership (2) (3)	336,282	(16)	240,281	(17)	96,001	*
Advent Partners II Limited Partnership (2) (3)	96,511	(18)	68,956	(19)	27,555	*
EMC Corporation	7,808,416	(20)	5,438,221	(21)	2,370,195	3.6%

*        Less than 1%.

(1)	Assumes that the selling stockholders retain all shares of Series A Convertible Preferred Stock and warrants that we issued to them in connection with the Series A financing, as well as any shares of common stock issuable to them upon conversion or exercise of those securities.

(2)	Advent International Corporation (“AIC”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds.

(3)	As a result of a minority portfolio investment made by these selling stockholders that are affiliated with Advent International Corporation in an entity that is a broker-dealer, such selling stockholders are, technically, affiliates of a broker-dealer. These selling stockholders acquired and are holding their interests in the entity that is a broker-dealer for investment, and not operational, purposes. Our securities that are beneficially owned by these selling stockholders were acquired in the ordinary course of business and, at the time of the acquisition, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(4)	Includes 1,115,059 shares issuable upon conversion of Series A Convertible Preferred Stock and 249,343 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 2,483,700 shares issuable upon conversion of Series B Convertible Preferred Stock and 931,388 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(5)	Includes 2,483,700 shares issuable upon conversion of Series B Convertible Preferred Stock and 931,388 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(6)	Includes 533,916 shares issuable upon conversion of Series A Convertible Preferred Stock and 119,392 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 1,189,250 shares issuable upon conversion of Series B Convertible Preferred Stock and 445,969 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(7)	Includes 1,189,250 shares issuable upon conversion of Series B Convertible Preferred Stock and 445,969 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(8)	Includes 197,593 shares issuable upon conversion of Series A Convertible Preferred Stock and 44,183 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 440,120 shares issuable upon conversion of Series B Convertible Preferred Stock and 165,045 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(9)	Includes 440,120 shares issuable upon conversion of Series B Convertible Preferred Stock and 165,045 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(10)	Includes 2,769,135 shares issuable upon conversion of Series A Convertible Preferred Stock and 619,214 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 6,168,030 shares issuable upon conversion of Series B Convertible Preferred Stock and 2,313,011 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(11)	Includes 6,168,030 shares issuable upon conversion of Series B Convertible Preferred Stock and 2,313,011 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(12)	Includes 366,120 shares issuable upon conversion of Series A Convertible Preferred Stock and 81,869 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 815,500 shares issuable upon conversion of Series B Convertible Preferred Stock and 305,813 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(13)	Includes 815,500 shares issuable upon conversion of Series B Convertible Preferred Stock and 305,813 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(14)	Includes 244,076 shares issuable upon conversion of Series A Convertible Preferred Stock and 54,579 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 543,660 shares issuable upon conversion of Series B Convertible Preferred Stock and 203,873 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(15)	Includes 543,660 shares issuable upon conversion of Series B Convertible Preferred Stock and 203,873 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(16)	Includes 78,458 shares issuable upon conversion of Series A Convertible Preferred Stock and 17,543 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 174,750 shares issuable upon conversion of Series B Convertible Preferred Stock and 65,531 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(17)	Includes 174,750 shares issuable upon conversion of Series B Convertible Preferred Stock and 65,531 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(18)	Includes 22,519 shares issuable upon conversion of Series A Convertible Preferred Stock and 5,036 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 50,150 shares issuable upon conversion of Series B Convertible Preferred Stock and 18,806 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(19)	Includes 50,150 shares issuable upon conversion of Series B Convertible Preferred Stock and 18,806 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(20)	Includes 1,937,046 shares issuable upon conversion of Series A Convertible Preferred Stock and 433,148 shares issuable upon exercise of warrants issued in connection with our June 2004 private placement, as well as 3,955,070 shares issuable upon conversion of Series B Convertible Preferred Stock and 1,483,151 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

(21)	Includes 3,955,070 shares issuable upon conversion of Series B Convertible Preferred Stock and 1,483,151 shares issuable upon exercise of warrants issued in connection with our November 2005 private placement.

Relationships with Selling Stockholders
     As part of the June 2004 Series A private placement, Michael Pehl, an operating partner with Advent International Corporation (which is an affiliate of the selling stockholders other than EMC), joined our Board of Directors, and a representative of EMC has been granted rights to observe meetings of our Board of Directors. As of March 31, 2003, we entered into a reseller agreement with EMC and as a result we have become a reseller and service provider of EMC systems and software. Sales of EMC products accounted for 81% and 83% of our revenues in our fiscal year ended April 2, 2005 and for the six months ended October 1, 2005, respectively.
     On November 2, 2005 we sold 1,582,023 shares of our Series B Convertible Preferred Stock and warrants to purchase an aggregate of 5,932,587 shares of our common stock to the selling stockholders named in this prospectus. The holders of our Series B Convertible Preferred Stock are entitled to elect one member of our Board of Directors, as well as to designate up to two individuals to attend our board meetings as non-voting observers. The holders of our Series B Convertible Preferred Stock have not presently chosen to elect a member of the Board of Directors.
Description of Series B Convertible Preferred Stock and Warrants Issued in Private Placement
     The following is a summary of certain provisions of the following: the Securities Purchase Agreement pursuant to which the selling stockholders purchased the Series B Convertible Preferred Stock and warrants from us; our Certificate of Designation for the Series B Convertible Preferred Stock; the warrants; an Amended and Restated Investor Rights Agreement among us and the selling stockholders; and a Certificate of Amendment to the Certificate of Designation for our Series A Convertible Preferred Stock. This summary is qualified in its entirety by reference to such documents, copies of which are incorporated herein by reference as exhibits to this prospectus.
Securities Purchase Agreement
     In the Securities Purchase Agreement, we made representations and warranties regarding our corporate existence and power, authorization, compliance with laws and regulations, our material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions and certain other representations and warranties customary for a private placement of securities. The representations and warranties are qualified by disclosure schedules, and accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. Furthermore, the facts underlying the representations and warranties may have changed since the time at which the representations and warranties were made. The Securities Purchase Agreement also provided for covenants by us relating to our conduct prior to closing, such as conducting our and our subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a private placement of securities. We also agreed to provide the selling stockholders with rights of indemnification for any losses they may incur in the event of a breach of any of such representations, warranties or covenants. The maximum amount of aggregate losses incurred for which we would be liable in such an event is limited to $8,000,000. We have also agreed, among other things, that we will use the proceeds of the transaction to (a) pay the selling stockholders’ transaction expenses and (b) for our general working capital.
Certificate of Designation
     Under the Certificate of Designation for the Series B Convertible Preferred Stock, each share of Series B Convertible Preferred Stock has an initial stated value of $12.6420, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of our Board of Directors. Other than with respect to the election of directors, the holders of Series B Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series B Convertible Preferred Stock will be entitled to 8.7792 votes.
     The approval of the holders of a majority of the Series B Convertible Preferred Stock, voting as a class, will be required to approve certain corporate actions, including:
•	any amendment of our charter or bylaws that adversely affects the holders of Series B Convertible Preferred Stock;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series B Convertible Preferred Stock;

•	any increase in the size of our Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving us or any of our subsidiaries;

•	any sale of our assets those of a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more the $5 million; and

•	any incurrence of additional debt for borrowed money in excess of $1 million.
     The holders of Series B Convertible Preferred Stock, exclusively and as a single class, are entitled to elect one member of our Board of Directors, unless the ratio of the voting power of the Series B Convertible Preferred Stock to the total voting power of all of our voting stock falls below a certain level. The Series B Purchasers have not nominated anyone for election at this time.
     Upon a Liquidation Event, the holders of Series B Convertible Preferred Stock will be entitled to be paid a liquidation preference out of our assets of legally available for distribution to our stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. If the Liquidation Event occurs prior to May 2, 2006, the liquidation preference for each share of Series B Convertible Preferred Stock will be the amount that would be payable if such share had been converted into common stock immediately prior to such Liquidation Event. If the Liquidation Event occurs on or after May 2, 2006, the liquidation preference will be equal to the greater of:
•	(a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions to the holders of common stock of the assets available for distribution to our stockholders after only the payment of the stated value and any accumulated but unpaid dividends in the Series B Convertible Preferred Stock; and

•	(a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and participated in distributions available to the holders of common stock of the assets available for distribution to our stockholders after only the payment of the stated value in the Series B Convertible Preferred Stock; and

•	any disputes regarding the calculation of the payment of the liquidation preference will be resolved by the holders of the Series B Convertible Preferred Stock.
     Each share of Series B Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the Series B Convertible Preferred Stock’s stated value divided by the conversion price, which is subject to adjustment in certain circumstances as set forth in the Certificate of Designation. Each share is initially convertible into 10 shares of common stock, meaning that initially the 1,582,023 shares of Series B Convertible Preferred Stock sold in the private placement are convertible into an aggregate of 15,820,230 shares of common stock. The conversion price may be adjusted to reflect subdivisions or combinations of our common stock such as through stock splits, reverse stock splits, dividends, distributions and similar adjustments to our capital stock.
     The Series B Convertible Preferred Stock also has anti-dilution protection that will adjust the conversion price downwards using a weighted-average calculation in the event we issue certain additional securities at a price per share less than the conversion price of the Series B Convertible Preferred Stock then in effect. This anti-dilution protection provides that the conversion price may be adjusted in the event we issue shares of common stock or common stock equivalents for per-share consideration less than the conversion price then in effect, subject to limited exceptions as set forth in the Certificate of Designation. In the event of any reorganization, recapitalization, reclassification, consolidation or merger involving our company, each share of Series B Convertible Preferred Stock will be convertible into the kind and amount of securities, cash or other property that a holder of the number of shares of our common stock issuable upon conversion of one share of Series B Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction.
     At any time on or after November 2, 2010 we will have the right to redeem all or certain portions of the Series B Convertible Preferred Stock then outstanding for an amount per share equal to the greater of (a) the stated value plus any accumulated but unpaid dividends thereon and (b) the average closing price per share of common stock on the Nasdaq Stock Market for the five (5) trading days prior to (and not including) the date upon which we exercise our right to redeem the Series B Convertible Preferred Stock, multiplied by the number of shares of common stock into which such share of Series B Convertible Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. The redemption by us will apply only to Series B Convertible Preferred Stock not converted prior to the redemption date stated in our redemption notice.
     At any time on or after November 2, 2010 each holder of Series B Convertible Preferred Stock will be entitled to require us to purchase all or any portion of such holder’s Series B Convertible Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.
     Each holder of Series B Convertible Preferred Stock will generally be entitled to participate in future issuances of certain of our equity securities on a proportional basis, based upon the number of shares of common stock they hold assuming the conversion of all shares of convertible preferred stock and exercise of all warrants then held by the particular holder.
Warrants
     We issued each of the Series B Purchasers a warrant to purchase shares of our common stock on November 2, 2005 in connection with the Series B financing. The warrants are collectively exercisable for 5,932,586 shares of our common stock at an exercise price of $1.26 per share. The warrants, which expire on November 2, 2015, are immediately exercisable for cash or through a “cashless exercise” feature. The number of shares of common stock subject to each warrant is subject to adjustment in the event of stock splits, reverse stock splits, dividends, distributions and similar adjustments to our capital stock. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of our common stock, each warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the warrant for shares of common stock immediately prior to such event. If we declare any dividends on our common stock prior to the exercise of any warrant, the dividends will be payable to the holder upon the subsequent exercise of the warrant.
Amended and Restated Investor Rights Agreement
     We entered into an Amended and Restated Investor Rights Agreement with the Series B Purchasers on November 2, 2005 in connection with the private placement. The agreement amended and restated our prior Investor Rights Agreement, dated as of June 17, 2004, by and among us and the Series B Purchasers that we previously entered into in connection with the sale of our Series A Convertible Preferred Stock.
     Pursuant to the terms of the Amended and Restated Investor Rights Agreement, we granted the Series B Purchasers certain registration rights with respect to (a) the shares of common stock that are issuable upon conversion of their shares of Series A Convertible Preferred Stock and upon exercise of the related warrants they received in our June 2004 private placement, (b) the shares of common stock that are issuable upon conversion of their shares of Series B Convertible Preferred Stock and upon exercise of the related warrants they received in this private placement, and (c) any other shares of common stock that the Series B Purchasers may hold (collectively, “Registrable Shares”). The holders of a majority of the Registrable Shares are entitled to three demand registrations and unlimited incidental, or so-called “piggyback,” registration rights, subject to certain restrictions.
     In connection with demand registrations under the Amended and Restated Investor Rights Agreement, the aggregate value of the registration must be at least $5 million. We are required to notify the Series B Purchasers of our intention to file a registration statement, including for a registered public offering involving an underwriting. The shares issuable upon conversion of our preferred stock have priority over other types of our equity securities in the event that marketing factors require a limitation on the number of shares to be underwritten and registered.
     In addition, we are required to file a registration statement with the Securities and Exchange Commission covering the resale of the Registrable Shares, and will be required to keep the registration statement effective either until the Registrable Shares are sold or until they may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act. We agreed to indemnify and hold harmless each investor, as well as other specified persons, participating in any registration under the Amended and Restated Investor Rights Agreement.
     The Amended and Restated Investor Rights Agreement entitles the holders of our Series A Convertible Preferred Stock and our Series B Convertible Preferred Stock to each appoint one member to our Board of Directors (the “Series A Director” and “Series B Director,” respectively) and to designate up to two individuals to attend our board meetings as non-voting observers. If at any time the holders of the Series B Convertible Preferred Stock are unable to appoint the Series B Director by reason of the provisions of the Certificate of Designation, we have agreed to increase the number of members of the Board of Directors to such number as will allow the affected classes of preferred stock to appoint their respective director. If the Board of Directors is prohibited from doing so by our bylaws, we have agreed that we will submit a proposal to our stockholders to expand the Board or Directors.
     Pursuant to the terms of the Amended and Restated Investor Rights Agreement, as long as Digital Media & Communications III Limited Partnership (“DMC III”) owns any shares of Series B Convertible Preferred Stock, it will be entitled to nominate the individual who will serve as the Series B Director, after consultation with the other holders of the Series B Convertible Preferred Stock. DMC III has essentially the same rights with respect to the nomination of the individual who will serve as the Series A Director. After DMC III no longer owns any shares of Series B Convertible Preferred Stock, the Series B Director will be nominated by stockholders holding a majority of the Series B Convertible Preferred Stock, and likewise with respect to the Series A Director.
     Other provisions of the Amended and Restated Investor Rights Agreement provide that we are required to continue to comply with federal securities laws, are not permitted to grant registration rights to other persons that conflict with the registration rights of the Series B Purchasers under the Amended and Restated Investor Rights Agreement, and are required to provide certain annual, quarterly and monthly financial information to the Series B Purchasers.
Certificate of Amendment of Series A Convertible Preferred Stock
     In connection with the private placement, our stockholders also approved and we adopted, on November 1, 2005, a certificate of amendment (the “Certificate of Amendment”) of the Certificate of Designation (the “Series A Certificate”) governing the rights, preferences and privileges of our Series A Convertible Preferred Stock. The Certificate of Amendment amended the Series A Certificate to: remove the “conversion threshold” provision that it previously contained and which limited the number of shares of common stock that could be issued upon aggregate conversions of the Series A Convertible Preferred Stock; revise the liquidation preferences of the Series A Convertible Preferred Stock in light of the issuance of the Series B Convertible Preferred Stock; and to make conforming changes to the preemptive rights granted to the Series A Convertible Preferred Stock to reflect the issuance of the Series B Convertible Preferred Stock.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information about the beneficial ownership of our common stock by the following persons and groups as of November 18, 2005:
•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors;

•	our Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during our prior fiscal year;

•	all of our current directors and executive officers as a group; and

•	each of our stockholders that are selling shares in this offering.
     Applicable percentage ownership in the following table is based on an assumed aggregate of 66,216,725 shares of common stock outstanding as of November 18, 2005. This number includes: (i) 35,575,678 shares of common stock actually outstanding as of November 18, 2005; (ii) the assumed conversion of all outstanding shares of Series A Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 7,263,922 shares of common stock; (iii) the assumed exercise of all warrants to purchase common stock issued in our June 2004 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 1,624,308 shares of common stock; (iv) the assumed conversion of all outstanding shares of Series B Convertible Preferred Stock as though they were converted as of November 18, 2005 into an aggregate of 15,820,230 shares of common stock; and (v) the assumed exercise of warrants to purchase common stock issued in our November 2005 private placement and held by the applicable entity as of November 18, 2005 for an aggregate of 5,932,587 shares of common stock.
     We have determined beneficial ownership indicated in the following table in accordance with the rules of the SEC. Under those rules, if a person holds convertible securities, options or warrants to purchase shares of our common stock that are convertible or exercisable within 60 days of November 18, 2005, those shares are included in the person’s reported holdings and in the calculation of the percentage of common stock owned by that person. All warrants to purchase common stock that we issued in connection with our June 2004 and November 2005 private placements are currently exercisable.
     Holders of our Series A Convertible Preferred Stock generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series A Convertible Preferred Stock is 8.5369, which is subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Holders of our Series B Convertible Preferred Stock generally vote with holders of our common stock on an as-converted basis on any matter (other than the election of directors) presented for stockholder action or consideration, except that the maximum number of votes represented by each share of Series B Convertible Preferred Stock is 8.7792, which is subject to adjustment for stock splits, recapitalizations and similar adjustments to our capital stock. Except as otherwise indicated and subject to the effect of applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares of our capital stock that they beneficially own.

	Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number		Percent
5% Stockholders
The Canopy Group, Inc.	14,463,285	(2)	21.8%
333 South 520 West, Suite 300
Lindon, Utah 84042

Entities affiliated with Advent International Corporation(3)	22,849,298	(4)	34.5%
c/o Advent International Corporation
75 State Street, 29th Floor
Boston, Massachusetts 02109

EMC Corporation	7,808,416	(5)	11.8%
176 South Street
Hopkinton, Massachusetts 01748

	Shares Beneficially Owned
	Number		Percent
Directors and Certain Executive Officers

Thomas P. Raimondi, Jr.	988,044	(6)	1.5%

Lawrence P. Begley	—		*

Franz L. Cristiani	120,001	(7)	*

William Mustard	14,463,285	(8)	21.8%

Michael Pehl	22,849,298	(9)	34.5%

John T. Repp	105,001	(10)	*

Kent D. Smith	100,001	(11)	*

Nick Boland	515,468	(12)	*

Jon Caputo	66,233	(13)	*

Keith Clark	780,402	(14)	1.2%

Scott J. Poteracki	211,197	(15)	*

Richard L. Ruskin	262,371	(16)	*

All current directors and executive officers as a group (10 persons)	39,879,600	(17)	60.0%

*	Less than 1%.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o MTI Technology Corporation, Attn: Corporate Secretary, 17595 Cartwright Road, Irvine, California 92614.

(2)	Based on the Schedule 13G filed with the SEC on February 24, 2004.

(3)	Advent International Corporation (“AIC” or “Advent”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds. The Funds hold shares of our Series A Convertible Preferred Stock and related warrants and shares of our Series B Convertible Preferred Stock and related warrants. See the “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.

(4)	Based on the Schedule 13D filed with the SEC on November 14, 2005 and in accordance with the assumptions described above, and includes: (i) 5,326,876 shares of common stock issuable upon conversion of 415,651 shares of Series A Convertible Preferred Stock currently held by the Funds, and reflecting the conversion price adjustment resulting from the Series B financing; (ii) 1,191,159 shares of common stock issuable upon exercise of warrants held by the Funds that were issued to them in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 11,865,160 shares of common stock issuable upon conversion of 1,186,516 shares of Series B Convertible Preferred Stock currently held by the Funds; and (iv) 4,449,436 shares of common stock issuable upon exercise of warrants held by the Funds that were issued to them in connection with our sale of

Series B Convertible Preferred Stock on November 2, 2005. Also includes 16,667 shares of common stock issuable upon exercise of options held by Mr. Pehl that are exercisable within 60 days of November 18, 2005.

(5)	Based on the Schedule 13D filed with the SEC on October 15, 2004 and in accordance with the assumptions described above, and includes: (i) 1,937,046 shares of common stock issuable upon conversion of 151,146 shares of Series A Convertible Preferred Stock currently held by EMC Corporation, and reflecting the conversion price adjustment resulting from the Series B financing; (ii) 433,149 shares of common stock issuable upon exercise of warrants held by EMC that were issued to it in connection with our sale of Series A Convertible Preferred Stock in June 2004; (iii) 3,955,070 shares of common stock issuable upon conversion of 395,507 shares of Series B Convertible Preferred Stock currently held by EMC; and (iv) 1,483,151 shares of common stock issuable upon exercise of warrants held by EMC that were issued to it in connection with our sale of Series B Convertible Preferred Stock on November 2, 2005. See the “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, EMC, the Funds, The Canopy Group, Inc. and their respective representatives.

(6)	Includes 943,044 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(7)	Includes 110,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(8)	Based on the facts and assumptions described above, includes 14,463,285 shares of common stock beneficially owned by The Canopy Group, Inc. Mr. Mustard is President and Chief Executive Officer of Canopy. Mr. Mustard was appointed as a director of our company on April 27, 2005. Except to the extent of his pecuniary interest therein, Mr. Mustard disclaims beneficial ownership of all shares beneficially owned by Canopy. See the “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, Canopy, the Funds, EMC Corporation and their respective representatives.

(9)	Includes 16,667 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005 and, based on the facts and assumptions described above, 22,832,631 shares of common stock beneficially owned by the Funds affiliated with Advent International Corporation. Mr. Pehl is a Partner of Advent and one of our directors. Except to the extent of his pecuniary interest therein, Mr. Pehl disclaims beneficial ownership of all shares beneficially owned by Advent. See the “Risk Factors” and “Selling Stockholders” sections of this prospectus for information regarding the relationships between and among us, the Funds, EMC Corporation, The Canopy Group, Inc. and their respective representatives.

(10)	Includes 105,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(11)	Includes 100,001 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(12)	Includes 514,468 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005. Mr. Boland resigned as Senior Vice President European Finance on May 31, 2005 and is now a consultant to the company.

(13)	Includes 45,833 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005. Mr. Caputo’s employment as Executive Vice President, Worldwide Operations, was terminated on November 7, 2005.

(14)	Includes 780,190 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(15)	Mr. Poteracki was elected as an officer on November 17, 2004. Includes 136,197 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(16)	Includes 258,371 shares of common stock issuable upon exercise of options that are exercisable within 60 days of November 18, 2005.

(17)	Based on the facts and assumptions described above, includes shares of common stock beneficially owned by our directors, executive officers and entities with which they are affiliated, as well as an aggregate of 2,449,472 shares of common stock issuable to such persons upon exercise of options that are exercisable within 60 days of November 18, 2005.
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered pursuant to this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale.
     The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     Subject to applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. As of the date of this filing, the selling stockholders do not have any currently open short positions in our securities.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock, but each selling stockholder will be responsible for payment of commissions, concessions, fees and discounts, underwriters, broker-dealers and agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities pursuant to the terms of the Securities Purchase Agreement and Investor Rights Agreement. Similarly, the selling stockholders have agreed to indemnify the Company against certain untrue statements or omissions of material fact contained within certain registration documents.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders. The selling security holders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.
     A selling security holder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.
     With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:
•	the specific notes or common stock to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling security holders.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed on by Morrison & Foerster LLP, Irvine, California.
EXPERTS
     The consolidated financial statements and schedule of MTI Technology Corporation as of and for the years ended April 2, 2005 and April 3, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of MTI Technology Corporation for the year ended April 5, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     MTI Technology Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on MTI Technology Corporation’s past financial statements incorporated by reference in this prospectus.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.
     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.
INCORPORATION BY REFERENCE
     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.
     We incorporate by reference the following documents:
1.	Our Annual Report on Form 10-K for the fiscal year ended April 2, 2005 filed with the SEC on July 18, 2005, as amended on Form 10-K/A filed with the SEC on August 1, 2005;

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended July 2, 2005 and October 1, 2005, filed with the SEC on August 16 and November 15, 2005, respectively;

3.	Our Form 12b-25 (NT 10-K) filed with the SEC on July 5, 2005;

4.	Our Current Reports on Form 8-K filed with the SEC on April 6, May 3, June 1, June 21, August 8, August 22, October 19, November 3, November 14, 2005 and November 22, 2005;

5.	Our Current Report on Form 8-K (exclusive of the information included under Item 2.02 and in Exhibit 99.1 thereof) filed with the SEC on October 12, 2005;

6.	All other reports we have filed with the SEC pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of our fiscal year ended April 2, 2005;

7.	The description of our common stock contained in our Registration Statement on Form 8-A, filed February 15, 1994 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

8.	All other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.
     You may request a copy of these filings, at no cost, by writing or calling us at MTI Technology Corporation, 17595 Cartwright Road, Irvine, California 92614, telephone number (949) 251-1101, Attention: Chief Financial Officer.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

To be paid by
MTI Technology
Corporation
SEC registration fee	$3,456
Legal fees and expenses	42,500
Accounting fees and expenses	50,000
Miscellaneous expenses	500

Total	$96,456

Item 15. Indemnification of Directors and Officers
     Under Section 145 of the Delaware General Corporation Law, MTI has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. Its Bylaws, as amended, also provide for mandatory indemnification of its directors and executive officers, to the fullest extent permissible under Delaware law.
     MTI’s Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable to the company or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the directors derived an improper personal benefit. The Restated Certificate of Incorporation also provides that MTI shall indemnify any director or officer to the maximum extent provided by Delaware law, and that such right of indemnification shall continue as to a person who has ceased to be a director or officer of MTI. Responsibility for determinations with respect to such indemnification will be made by the Board of Directors.
     In addition, MTI has entered into indemnity agreements with its directors and certain of its executive officers that require MTI to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of MTI or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of MTI and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     MTI has obtained a policy of directors’ and officers’ liability insurance that insures the MTI’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

Exhibit Number	Description

4.1	Certificate of Designation of Series B Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on November 1, 2005 (incorporated by reference to Exhibit 3.1 of MTI’s Form 8-K filed on November 3, 2005).

4.2	Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on November 1, 2005 (incorporated by reference to Exhibit 3.2 of MTI’s Form 8-K filed on November 3, 2005).

4.3	Form of Purchase Warrant issued by MTI Technology Corporation to each investor pursuant to the Securities Purchase Agreement, dated August 19, 2005 (incorporated by reference to Exhibit 4.1 of MTI’s Form 8-K filed on November 3, 2005).

4.4	Securities Purchase Agreement by and among MTI Technology Corporation and the investors named therein, dated August 19, 2005 (incorporated by reference to Exhibit 10.1 of MTI’s Form 8-K filed on August 22, 2005).

4.5	Amended and Restated Investor Rights Agreement by and among MTI Technology Corporation and the investors named therein, dated November 2, 2005 (incorporated by reference to Exhibit 10.1 of MTI’s Form 8-K filed on November 3, 2005).

5.1	Opinion of Morrison & Foerster LLP.

23.1	Consent of Independent Registered Public Accounting Firm — Grant Thornton LLP.

23.2	Consent Of Independent Registered Public Accounting Firm — KPMG LLP.

23.3	Consent of Morrison & Foerster LLP (see Exhibit 5.1).

24.1	Power of Attorney (included in the signature page hereof).
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is confirmed in our periodic reports filed with or furnished to the Commission pursuant to Section 13 of Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 23rd day of November 2005.

MTI TECHNOLOGY CORPORATION
By:	s/ Thomas P. Raimondi, Jr.
Chairman, President and Chief Executive Officer
POWER OF ATTORNEY
     We, the undersigned officers and directors of MTI Technology Corporation, do hereby constitute and appoint Thomas P. Raimondi, Jr., Scott Poteracki and Todd Williams, and each of them individually, our true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas Raimondi, Jr. Thomas Raimondi, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	November 23, 2005

/s/ Scott Poteracki Scott Poteracki	Chief Financial Officer and Secretary (Principal Financial Officer)	November 23, 2005

/s/ Todd Williams Todd Williams	Vice President and Corporate Controller (Principal Accounting Officer)	November 23, 2005

/s/ Franz Cristiani Franz Cristiani	Director	November 23, 2005

/s/ Michael Pehl Michael Pehl	Director	November 23, 2005

/s/ John Repp John Repp	Director	November 23, 2005

/s/ Kent D. Smith Kent D. Smith	Director	November 23, 2005

/s/ Lawrence P. Begley Lawrence P. Begley	Director	November 23, 2005

/s/ William Mustard William Mustard	Director	November 23, 2005

EXHIBIT INDEX

Exhibit Number	Description

4.1	Certificate of Designation of Series B Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on November 1, 2005 (incorporated by reference to Exhibit 3.1 of MTI’s Form 8-K filed on November 3, 2005).

4.2	Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on November 1, 2005 (incorporated by reference to Exhibit 3.2 of MTI’s Form 8-K filed on November 3, 2005).

4.3	Form of Purchase Warrant issued by MTI Technology Corporation to each investor pursuant to the Securities Purchase Agreement, dated August 19, 2005 (incorporated by reference to Exhibit 4.1 of MTI’s Form 8-K filed on November 3, 2005).

4.4	Securities Purchase Agreement by and among MTI Technology Corporation and the investors named therein, dated August 19, 2005 (incorporated by reference to Exhibit 10.1 of MTI’s Form 8-K filed on August 22, 2005).

4.5	Amended and Restated Investor Rights Agreement by and among MTI Technology Corporation and the investors named therein, dated November 2, 2005 (incorporated by reference to Exhibit 10.1 of MTI’s Form 8-K filed on November 3, 2005).

5.1	Opinion of Morrison & Foerster LLP.

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP.

23.2	Consent Of Independent Registered Public Accounting Firm – KPMG LLP.

23.3	Consent of Morrison & Foerster LLP (see Exhibit 5.1).

24.1	Power of Attorney (included in the signature page hereof).